Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS

16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated March 13, 2009 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On March 12, 2009, the Company announced its fourth-quarter and full-year 2008 financial results in a press release, which the Company furnished to the Securities and Exchange Commission as an exhibit to its current report on Form 8-K. On March 13, 2009, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008. The Annual Report on Form 10-K includes the Company’s audited consolidated financial statements for the year ended December 31, 2008.

2008 Fourth Quarter Results

For the quarter the Company generated a net loss of $34.1 million, or $2.03 per diluted share in 2008, as compared to net income of $4.0 million, or $0.24 per diluted share for the fourth quarter of 2007. The Company’s results for 2008 reflect the impact of its 2007 acquisitions, and therefore are not comparable to the results for 2007, which do not include the entire impact of the 2007 acquisitions. In addition, net income for the fourth quarter of 2008 was impacted by certain significant items. The magnitude of such items may vary significantly from period to period and, thereby, have an effect on the comparability of earnings reported for any given period. Accordingly, the Company considers the aggregate impact of these items, along with reported results, in evaluating its financial performance.

The Company’s fourth quarter 2008 results reflect the deteriorating economic environment, and its previously announced customer rationalization initiatives which have led to significant downsizing of its OEM segment. As a result, in the fourth quarter of 2008 the Company recorded a non-cash asset impairment charge of $29.3 million ($1.15 per diluted share), which primarily related to its OEM segment and reflected the significant and rapid deterioration in the economic environment that occurred during the 2008 fourth quarter, which the Company believes will continue in 2009, as well as capacity reductions within the OEM segment as a result of significantly lowered sales demand forecasts for future periods.

Additionally, the Company’s results for the fourth quarter of 2008 included $4.7 million ($0.19 per diluted share) in restructuring charges incurred in connection with the integration of its 2007 acquisitions, and its estimated remaining exposure for leasehold obligations associated with a number of locations that closed during 2008. Restructuring costs were $0.3 million for the same period of 2007 attributable to the 2006 closure of Coleman’s facility in Siler City, N.C.

Excluding the above-noted items, the Company’s earnings for the fourth quarter of 2008, as compared to the same period last year, largely reflects decreased operating income within both its Distribution and OEM segments as a result of weakened demand and uncertain, difficult economic conditions, which have caused its customers to lower their inventory levels. Somewhat offsetting the Company’s reduced results in the fourth quarter of 2008 was a decrease in interest expense given lower average interest rates and a reduction in its outstanding debt levels.

The Company reported net sales for the 2008 fourth quarter of $182.2 million compared to net sales of $254.3 million in the same period last year, which represents a decrease of 28.4 percent and reflects the significant contraction in demand across its business in the face of recessionary conditions. Volume (total pounds shipped) decreased 21.3 percent in the fourth quarter of 2008 compared to the prior-year period. The Company’s distribution segment experienced a 7.5 percent decrease in volume, which was somewhat mitigated by the impact of the 2007 acquisitions, as the fourth quarter of 2008 included the full benefit of the Woods acquisition, whereas the fourth quarter of 2007 included only one month of Woods sales. Within the Company’s OEM segment, it experienced a volume decline of 43.5 percent which was partially a result of the pricing and rationalizing efforts that the Company initiated over the second half of 2008 to mitigate the impact of inflationary cost pressures on its profitability.

The Company’s gross profit margin for the fourth quarter of 2008 was 3.6 percent compared to 12.0 percent for the same period of 2007, and reflects poor gross profit performance in both the OEM and Distribution segments due to a severe decline in sales demand. In response to these conditions, during the fourth quarter of 2008 the Company reduced its workforce and plant production and closed its production facilities for an extended period of time. While these actions lowered the Company’s variable and overhead costs, they were not enough to offset the impact that the sharp decline in sales demand and resulting lower production levels had on the Company’s profitability by way of increasing its unfavorable overhead variances. In addition, the Company’s 2008 gross profit included the unfavorable impact of a $4.8 million charge recorded during the fourth quarter to reflect a loss in value of its on-hand inventory as of December 31, 2008. This charge is a result of the severe copper price decline experienced in the fourth quarter, coupled with reduced sales demand, which created downward price pressure in the market for certain of the Company’s inventory below its first in, first out (FIFO) carrying value requiring an adjustment to reflect inventory at its estimated net realizable value.

Selling, engineering, general and administrative (SEG&A) expense for the 2008 fourth quarter decreased to $11.8 million, or 9.7 percent, from $13.0 million in the 2007 fourth quarter. The decreased SEG&A expenses in the current quarter reflects significantly reduced headcount in the fourth quarter of 2008, a result of the integration efforts, as well as a sharp decline in sales demand, resulting in reduced third-party commissions in the 2008 fourth quarter.

Intangible amortization expense for the 2008 fourth quarter was $3.1 million, as compared to $2.6 million for the 2007 fourth quarter with the expense in both periods arising from the amortization of intangible assets recorded in connection with the 2007 acquisitions.

Asset impairment charges were $29.3 million in the 2008 fourth quarter, while there were no asset impairment charges in the 2007 fourth quarter. As described above, these charges relate to customer rationalization initiatives that have led to a significant downsizing of the Company’s OEM segment. Further asset impairments may be recognized in future periods to the extent of changes in a number of factors or circumstances, including but not limited to further deterioration in the macro-economic environment or in the equity markets, including the market value of the Company’s common shares, or in the performance of, or projections for the future performance of one or more of its businesses.

Restructuring charges for the fourth quarter of 2008 were $4.7 million, a result of the integration of the Copperfield facilities, including the Company’s estimated remaining exposure for leasehold obligations associated with a number of locations that closed during 2008, compared to restructuring charges of $0.3 million for the same period of 2007 attributable to the 2006 closure of Coleman’s facility in Siler City, N.C.

Interest expense for the fourth quarter of 2008 was $7.1 million compared to $8.1 million for the same period of 2007, due primarily to lower borrowings and interest rates.

The Company recorded an income tax benefit of $17.4 million in the 2008 fourth quarter compared to income tax expense of $2.6 million for 2007 fourth quarter, with the decline reflecting the decline in pre-tax earnings.

2008 Full-Year Results

For the full year of 2008, the Company generated a net loss of $28.3 million, or $1.68 per diluted share in 2008, as compared to net income of $14.9 million, or $0.88 per diluted share for 2007.

The Company’s net sales for 2008 were $973.0 million compared to $864.1 million for 2007, an increase of $108.9 million, or 12.6 percent. The Company’s total sales volume (measured in total pounds shipped) increased 12.7 percent for 2008 compared to 2007. These full-year increases were primarily a result of the expansion of the Company’s customer base as a result of its 2007 acquisitions that occurred during the first three quarters of the year and are not indicative of more recent trends, as described in its fourth quarter discussion above.

Gross profit margin for 2008 was 9.6 percent compared to 12.1 percent for 2007. The decline in gross profit margin for 2008 reflected poor gross profit performance within the OEM segment throughout most of 2008, as well as a significant decline in fourth quarter gross profit across both the OEM and Distribution segments, as described in the Company’s fourth quarter discussion above.

SEG&A expense was $52.2 million in 2008 compared to $44.3 million for 2007, an increase of $7.9 million. As a percentage of net sales, SEG&A expense was 5.4 percent in 2008, as compared to 5.1 percent in 2007. SEG&A expense for 2008 included a non-cash charge of $1.6 million for an allowance established during 2008 for an insurance claim the Company filed for thefts which occurred in 2005 at its manufacturing facility in Miami Lakes, Florida, which the Company has since closed. During the third quarter of 2008, as a result of failing to secure satisfactory settlement of the matter with its insurers, the Company commenced legal action in regard to this matter and recorded an allowance for the related insurance receivable. Excluding the impact of this non-cash charge, SEG&A expense for 2008 was $50.6 million, or 5.2 percent of total net sales for 2008. The remaining increase in SEG&A expense for 2008 as compared to 2007 includes increased expenses related to the impact of headcount increases occurring during the first half of 2008 offset by a reduction in the Company’s headcount in the second half of 2008, in part due to the integration of the acquisitions, as well as in response to the sharp decline in sales demand experienced late in 2008, as described above. Additionally, the Company experienced increased SEG&A expense in the 2008 period as a result of higher expenses across a number of general expense categories, most notably professional fees and information technology expenses associated primarily with its integration efforts.

Intangible amortization expense for 2008 was $12.0 million as compared to 7.6 million for 2007. The increase in the 2008 period relates to intangible assets recognized as part of the Company’s 2007 acquisitions, primarily Copperfield which was acquired in April 2007.

Asset impairment charges were $29.3 million in 2008, while there were no asset impairment charges in 2007. As described above, these charges relate to customer rationalization initiatives that have led to a significant downsizing of the Company’s OEM segment.

Restructuring charges for 2008 were $10.2 million as compared to $0.9 million in 2007. For 2008, increased expenses were primarily incurred in connection with the integration of the Company’s 2007 acquisitions, including its estimated remaining exposure for leasehold obligations associated with a number of locations that closed during 2008. For 2007, these expenses were incurred in connection with the closure of the Company’s Miami Lakes and Siler City facilities in 2006 ($0.6 million), as well as with the Company’s integration of its 2007 acquisitions ($0.3 million).

Interest expense was $29.7 million in 2008, compared to $27.5 million in 2007, an increase of $2.2 million. The increase was due primarily to additional expense related to the 9.875 percent senior notes issued in 2007 and increased borrowings under the Company’s revolving credit facility during 2008. As noted above, the Company has significantly lowered its debt at December 31, 2008 as compared to December 31, 2007.

Income tax benefit was $13.7 million in 2008 compared to income tax expense of $9.4 million for 2007, with the decline reflecting the decrease in pre-tax earnings.

The Company continues to strengthen its balance sheet. Net working capital was approximately 15.4 percent of net sales for the quarter, and improved sequentially by 4.7 percentage points as compared to the third quarter of 2008. Additionally, the Company’s net debt (net of cash) declined by $102.5 million from $359.0 million at December 31, 2007, to $256.5 million at December 31, 2008.

General Business Environment

The Company’s results for 2008 were heavily impacted by the recessionary economic conditions prevalent during the fourth quarter. The Company’s sales volumes declined significantly throughout the fourth quarter of 2008, as compared to both the fourth quarter of 2007 and the first three quarters of 2008. Furthermore, the rate of decline accelerated toward the end of the fourth quarter, a trend that has continued into 2009. The Company believes its customers have reduced their inventory levels in the face of weakened demand and an uncertain and difficult economy. The Company does not believe it has lost any meaningful market share outside of the impact of its deliberate customer rationalization efforts within OEM. The recessionary environment prevalent during the fourth quarter, along with a sharp decline in the price of copper noted above, had a significant negative impact on the Company’s results for both the fourth quarter and consequently the full year results for 2008. The Company believes the market softness and economic difficulties experienced in late 2008 have and will continue to be prevalent throughout 2009. The Company’s business is being managed with a view to the recessionary factors now present continuing throughout the coming year and it believes that, along with reduced volumes associated with the planned downsizing of its OEM segment, such factors will cause significant reductions in its volumes for 2009, as compared to 2008 levels. The Company’s ability to timely and effectively match capacity to forecasted demand will be a key determinant in limiting the potential negative impact of unfavorable overhead variances in coming quarters. Management is continually adjusting plans and production schedules in light of sales trends, the macro-economic environment and other demand indicators, and the possibility exists that the Company may determine further plant closings, restructurings and workforce reductions are necessary, some of which may be significant.

Segment Results

Financial data for the business segments is as follows:

	Year Ended December 31,
	2008		2007		2006
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(In thousands)

Net sales:
Distribution	$670,740	68.9%	$576,602	66.7%	$394,845	93.4%
OEM	302,228	31.1	287,542	33.3	28,513	6.6

Total	$972,968	100.0%	$864,144	100.0%	$423,358	100.0%

		Percent of		Percent of		Percent of
		Segment		Segment		Segment
	Amount	Net Sales	Amount	Net Sales	Amount	Net Sales

Operating income (loss):
Distribution	$57,142	8.5%	$58,439	10.1%	$51,676	13.1%
OEM	(3,348)	(1.1)%	8,323	2.9	3,671	12.9

Total	53,794		66,762		55,347
Corporate	(63,927)		(14,937)		(6,787)

Consolidated Operating Income (Loss)	$(10,133)		$51,825		$48,560

Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, the Company does not identify its segments.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: fluctuations in the supply or price of copper and other raw materials; increased competition from other wire and cable manufacturers, including foreign manufacturers; pricing pressures causing margins to decrease; further adverse changes in general economic and capital market conditions; changes in the demand for our products by key customers; changes in the cost of labor or raw materials, including PVC and fuel; failure of customers to make expected purchases, including customers of acquired companies; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing consolidations and integration activities; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus.